EXHIBIT 5

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 11/5/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
11/3/2025	Sell	19,221	12.39
11/4/2025	Sell	121,062	12.44
11/5/2025	Sell	219,151	12.43